Exhibit 23.h.6.

FIFTH AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

PHOENIX OPPORTUNITIES TRUST

This Fifth Amended and Restated Expense Limitation Agreement (the “Agreement”) effective as of January 31, 2008 amends those certain Expense Limitation Agreements effective as of February 1, 2006 and June 8, 2006, as amended and restated effective also as of June 8, 2006, June 27, 2007, August 23, 2007 and September 24, 2007 by and between Phoenix Opportunities Trust, a Delaware statutory trust (the “Registrant”), on behalf of each series of the Registrant listed in Appendix A (each a “Fund” and collectively, the “Funds”) and the Adviser of each of the Funds, Phoenix Investment Counsel, Inc., a Massachusetts corporation (the “Adviser”).

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of one or more Investment Advisory Agreements entered into between the Registrant and the Adviser (the “Advisory Agreement”);

WHEREAS, the Adviser desires to maintain the expenses of each Fund at a level below the level to which each such Fund might otherwise be subject; and

WHEREAS, the Adviser understands and intends that the Registrant will rely on this Agreement in preparing post-effective amendments to the Registrant’s registration statement on Form N-1A and in accruing the expenses of the Registrant for purposes of calculating net asset value and for other purposes, and expressly permits the Registrant to do so.

NOW, THEREFORE, the parties hereto agree as follows:

Limit on Fund Expenses. The Adviser hereby agrees to limit each Fund’s Expenses to the respective rate of Total Fund Operating Expenses (“Expense Limit”) specified for that Fund in Appendix A of this Agreement for the time period indicated.

Definition. For purposes of this Agreement, the term “Total Fund Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund including the Adviser’s investment advisory or management fee under the Advisory Agreement and other expenses described in the Advisory Agreement that the Fund is responsible for and have not been assumed by the Adviser, but does not include front-end or contingent deferred loads, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses, such as litigation and for Phoenix Diversifier PHOLIO, Phoenix Wealth Accumulator PHOLIO, Phoenix Wealth Builder PHOLIO and Phoenix Wealth Guardian PHOLIO does not include Rule 12b-1 fees or acquired fees and expenses.

Recoupment and Recapture of Fees and Expenses. Each Fund agrees to reimburse Phoenix and/or certain of its affiliates (collectively, “Phoenix”) out of assets belonging to the relevant class of the Fund for any Total Fund Operating Expenses of the relevant class of the Fund in excess of the Expense Limit paid, waived or assumed by Phoenix for that Fund, provided that Phoenix would not be entitled to reimbursement for any amount that would cause Total Fund Operating Expenses to exceed the Expense Limit or, if the Expense Limit has been removed, then the previous Expense Limit, at the time that the reimbursement would be made, and provided further that no amount would be reimbursed by the Fund more than three years after the fiscal year in which it was incurred or waived by Phoenix. Only expenses paid subsequent to the effectiveness of this Agreement are subject to recapture.

Term, Termination and Modification. This Agreement shall become effective on the date specified herein and shall remain in effect, unless sooner terminated as provided below in this Paragraph. Subsequent to the initial term indicated on Appendix A, the amount of the Expense Limit and term shall be as disclosed in the then current prospectus of the Fund. This Agreement may be terminated by the Registrant on behalf of any one or more of the Funds at any time without payment of any penalty or by the Board of Trustees of the Registrant upon thirty (30) days’ written notice to the Adviser. In addition, this Agreement shall terminate with respect to a Fund upon termination of the Advisory Agreement with respect to such Fund.

Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall otherwise be rendered invalid, the remainder of this Agreement shall not be affected thereby.

Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any Federal securities law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

Computation. If the fiscal year to date Total Fund Operating Expenses of a Fund at the end of any month during which this Agreement is in effect exceed the Expense Limit for that Fund (the “Excess Amount”), the Adviser shall waive or reduce its fee under the Advisory Agreement or remit to that Fund an amount that is sufficient to pay the Excess Amount computed on the last day of the month.

10. Liability. Phoenix agrees that it shall look only to the assets of the Fund’s class of each respective series for performance of this Agreement and for payment of any claim Phoenix may have hereunder, and neither any other series (including the other series of the Fund) or class of the Fund, nor any of the Fund’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefore.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers.

PHOENIX OPPORTUNITIES TRUST		PHOENIX INVESTMENT COUNSEL, INC.

By:	/s/ George R. Aylward	By:	/s/ John H. Beers
	George R. Aylward		John H. Beers
	President		Vice President and Clerk

APPENDIX A

Phoenix Fund	Total Fund Operating Expense Limit
	Class A	Class B	Class C	Class I	Term
Phoenix Bond Fund	1.15%	1.90%	1.90%	0.90%	February 1, 2007-January 31, 2008
Phoenix CA Tax-Exempt Bond Fund	0.85%	—	—	0.60%	September 1, 2007-January 31, 2008
Phoenix Core Bond Fund	1.00%	1.75%	1.75%	—	March 1, 2007-February 28, 2008
Phoenix Diversifier PHOLIO	0.20%	—	0.20%	—	December 1, 2007-until such time as this Agreement is terminated pursuant to such terms as set forth in paragraph 4. of this Agreement.
Phoenix Foreign Opportunities Fund	1.35%	—	2.10%	1.10%	April 1, 2006-June 30, 2008
Phoenix Global Utilities Fund	1.15%	—	1.90%	—	August 31, 2007-January 31, 2008; thereafter voluntary until such time as this Agreement is terminated pursuant to such terms as set forth in paragraph 4. of this Agreement.
Phoenix Growth Opportunities Fund	1.25%	—	2.00%	—	June 8, 2006-May 31, 2008
Phoenix International Real Estate Securities Fund	1.50%	—	2.25%	1.25%	October 1, 2007-January 31, 2009
Phoenix Market Neutral Fund	1.77%	2.52%	2.52%	—	December 1, 2006-until such time as this Agreement is terminated pursuant to such terms as set forth in paragraph 4. of this Agreement.
Phoenix Real Estate Securities Fund	1.30%	2.05%	2.05%	1.05%	April 1, 2007-March 31, 2008
Phoenix Senior Floating Rate Fund	1.20%	—	1.95%	0.95%	January 31, 2008-January 31, 2009
Phoenix Wealth Accumulator PHOLIO	0.20%	—	0.20%	—	December 1, 2007-until such time as this Agreement is terminated pursuant to such terms as set forth in paragraph 4. of this Agreement.
Phoenix Wealth Builder PHOLIO	0.20%	—	0.20%	—	December 1, 2007-until such time as this Agreement is terminated pursuant to such terms as set forth in paragraph 4. of this Agreement.
Phoenix Wealth Guardian PHOLIO	0.20%	—	0.20%	—	December 1, 2007-until such time as this Agreement is terminated pursuant to such terms as set forth in paragraph 4. of this Agreement.

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